EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com
NEWS RELEASE

March 21, 2022

AVINO CLOSES ACQUISITION OF LA PRECIOSA FROM COEUR MINING

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE), (“Avino” or “the Company”) is pleased to announce that further to its press releases dated October 27, 2021 and December 21, 2021, it has closed the acquisition with Coeur Mining, Inc. (NYSE: CDE, “Coeur”) for the acquisition (the “Transaction”) of all of the issued and outstanding shares of Proyectos Mineros La Preciosa S.A. de C.V., a Mexican corporation, and Cervantes LLC, a Delaware LLC, that together hold the La Preciosa property in Mexico (“La Preciosa”).

La Preciosa hosts of one of the largest undeveloped primary silver resources in Mexico and is located adjacent to Avino’s existing operations at the Avino Property.  Avino believes that the Transaction has a strong rationale given the close proximity of La Preciosa to Avino’s existing mine and infrastructure which could yield numerous financial and operational synergies, including reducing the environmental footprint associated with the development of a stand alone La Preciosa operation.

David Wolfin, President & CEO, stated: “The closing of the acquisition of La Preciosa represents a major milestone for Avino as we advance our growth strategy to augment Avino to an intermediate silver producer with a large silver resource base. Now that the Transaction is complete, we can fully assess how to optimally integrate this large, high-quality silver project into our mine plan and leverage our existing processing facilities and infrastructure. A current NI 43-101 mineral resource on La Preciosa prepared for Avino highlighted 113 million silver equivalent ozs of indicated mineral resources as well as 24 million silver equivalent ozs of inferred mineral resources. We expect a large portion of the La Preciosa resource can be mined via an underground operation to potentially improve Avino’s organic production growth profile and we are excited to combine this strategic asset with our current operations.”

Total consideration paid by Avino to Coeur was comprised of:

(i)	cash consideration of US$15.3 million paid to Coeur;
(ii)	a promissory note for US$5 million in favour of Coeur, payable without interest on or before March 21, 2023;
(iii)	the issuance of 14,000,000 common shares of Avino (the “ASM Shares”) to Coeur;
(iv)

the issuance of 7,000,000 share purchase warrants (the “ASM Warrants”) exercisable at US$1.09 per share until September 21, 2023, representing a 25% premium to Avino’s 20-day volume weighted average trading price as of October 26, 2021;

(v)

an additional cash payment of US$8.75 million, to be paid no later than 12 months after initial production at La Preciosa, up to one-half of which may be paid in common shares of Avino (provided Coeur’s total shareholdings cannot exceed 19.9% of the Company’s total issued and outstanding shares);

(vi)	a 1.25% net smelter returns royalty on the Gloria and Abundancia areas of La Preciosa, and a 2.00% gross value royalty on all other areas of La Preciosa; and
(vii)

a payment of US$0.25 per silver equivalent ounce (subject to inflationary adjustment) of new mineral reserves (as defined by NI 43-101) discovered and declared outside of the current mineral resource area at La Preciosa, subject to a cap of US$50 million, and any such payments will be credited against any existing or future payments owing on the gross value royalty.

As a result of the Transaction, Coeur acquired the ASM Shares, representing approximately 12% of the total issued and outstanding shares of the Company and the ASM Warrants on a non-diluted basis, and approximately 16% of the total issued and outstanding shares of the Company, assuming exercise of the ASM Warrants.  The ASM Shares and ASM Warrants were acquired by Coeur for investment purposes, and are subject to the standard statutory placement hold period.

Avino Silver & Gold Mines Ltd. – March 21, 2022

Avino Closes Acquisition of La Preciosa From Coeur Mining

Coeur’s early warning report appears on Avino’s profile on SEDAR at www.sedar.com.  The Company is intending to rely on the inter-listed issuer exemption outlined in section 602.1 of the TSX Company Manual.

Cantor Fitzgerald Canada Corporation acted as Avino’s financial advisor in connection with the Transaction, and the Company’s legal advisors were Harper Grey LLP (in Canada), Lewis Brisbois Bisgaard & Smith LLP (in the US), and Juan Manuel Gonzales Olguin (in Mexico).

About Avino

Avino is primarily a silver producer from its wholly owned Avino Mine near Durango, Mexico.  The Company’s silver, gold and copper production remains unhedged.  The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of mineral exploration and mining properties.   We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on Twitter at @Avino and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

On Behalf of the Board

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995.  Forward looking statements are also contained in the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Avino Property”) with an effective date of January 13, 2021, as amended on December 21, 2021, and the Company’s updated mineral resource estimate for La Preciosa with an effective date of October 27, 2021, referred to in this press release.  These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Avino Property or La Preciosa have the amount of the mineral resources indicated in their technical reports or that such mineral resources may be economically extracted, that the acquisition could yield numerous financial and operational synergies or a large portion of the La Preciosa resource may be mined via an underground operation to potentially improve Avino’s organic production growth profile.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Further factors are discussed in our filings that we file or furnish with the Securities and Exchange Commission on Form 20-F and Form 6-K and reports that we file on SEDAR.  Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.